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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)


                               BRC HOLDINGS, INC.
               -------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.10 per share
               -------------------------------------------------
                         (Title of Class of Securities)


                                  227174-10-9
               -------------------------------------------------
                                 (CUSIP Number)


                             ROBERT L. ABBOTT, ESQ.
                              Stutzman & Bromberg
                         2323 Bryan Street, Suite 2200
                              Dallas, Texas  75201
                                 (214) 969-4900

               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to receive Notices and Communications)


                                October 23, 1998
               -------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  Page  1 of

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CUSIP NO. 227174-10-9                   13D                         Page 2 of

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 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Kathryn Ayers Esping
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                               (a)
                                                                        (b) /X/
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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(a)

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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                  7   SOLE VOTING POWER

   NUMBER OF          2,833,032
    SHARES       --------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH             127,858
   REPORTING     --------------------------------------------------------------
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH
                      2,833,032
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      127,858
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,960,890
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.1%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-------------------------------------------------------------------------------
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CUSIP NO. 227174-10-9                   13D                         Page 3 of


     This Amendment No. 1 relates to the original Statement on Schedule 13D (the "Schedule 13D") with respect to the common stock, par value $0.10 per share (the "Common Stock"), of BRC Holdings, Inc., a Delaware corporation (the "Issuer"). This Amendment supplements and amends the Schedule 13D and should be read in conjunction therewith. Capitalized terms used but not defined herein have the meanings ascribed them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.  Not amended.

Item 2.   IDENTITY AND BACKGROUND.  Not amended.

Item 3.   SOURCE AND AMOUNT OF FUNDS.  Not amended.

Item 4.   PURPOSE OF THE TRANSACTION.  Item 4 is supplemented as follows:

          See Item 6.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.  Not amended.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Item 6 is supplemented as follows:

          The Issuer entered into an Agreement and Plan of Merger, dated as of October 19, 1998 (the "Merger Agreement"), with Affiliated Computer Services, Inc., a Delaware corporation ("Parent"), and ACS Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent pursuant to which the Purchaser commenced a tender offer (the "Offer") for 8,704,238 shares of Common Stock for a cash price of $19.00 per share as disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998, of the Purchaser and Parent. The Merger Agreement provides that following consummation to the Offer and subject to certain other terms and conditions in the Merger Agreement and in accordance with Delaware law, the Purchaser will be merged (the "Merger") with and into the Issuer and the shares of Common Stock that are not acquired in the Merger will be converted into the right to receive $19.00 per share in cash. The Offer was commenced on October 23, 1998.

          In connection with the execution of the Merger Agreement, Kathryn Ayers Esping, individually and as Independent Executor of the Estate of P. E. Esping and as Director of the Esping Family Foundation, and Paul T. Stoffel, individually, (collectively, the "Stock Tender Parties") entered into a Stock Tender Agreement, dated as of October 19, 1998 (the "Stock Tender Agreement"), with Parent and the Purchaser. A copy of the Stock Tender Agreement is attached as Exhibit 1 and is incorporated herein by reference. The following summary of the Stock Tender Agreement is qualified in its entirety by reference to the Stock Tender Agreement.

          Pursuant to the Stock Tender Agreement, so long as Parent, the Purchaser and the Issuer have not terminated the Merger Agreement, the Stock Tender Parties have agreed to tender validly pursuant to the Offer (and not thereafter to withdraw) all shares of the Common Stock owned by them pursuant to and in accordance with the terms of the Offer.

          In connection with the Stock Tender Agreement, the Stock Tender Parties have made certain customary representations, warranties and covenants, including with respect to (i) ownership of their shares of Common Stock, (ii) the Stock Tenders Parties' authority to enter into and perform their respective obligations under the Stock Tender Agreement, (iii) the ability of the Stock Tender Parties to enter into the

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CUSIP NO. 227174-10-9                   13D                         Page 4 of

Stock Tender Agreement without violating other agreements to which they are a party, (iv) the absence of liens and encumbrances on and in respect of the Stock Tender Parties' shares of Common Stock and (v) restrictions on the transfer of the Stock Tender Parties' shares of Common Stock. The obligations of the Stock Tender Parties are several and not joint.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Tender Agreement, dated October 19. 1998, among Kathryn Ayers Esping, individually and as Independent Executor of the Estate of P. E. Esping and as Director of the Esping Family Foundation, Paul T. Stoffel, Affiliated Computer Services, Inc. and ACS Acquisition Corporation.(1)


-------------
(1)  Filed herewith.

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CUSIP NO. 227174-10-9                   13D                         Page 5 of

                                  SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     DATED: October 27, 1998


                                   /s/ Kathryn Ayres Esping
                                   -------------------------------------------
                                   Kathryn Ayers Esping,
                                   Individually and as Independent Executor of
                                   the Estate of P. E. Esping